

5-23

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

03053151

SECURITI[illegible] SSION
Washington, D.C. [illegible]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primary Resources Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5721 Odana Road
(No. and Street)

Madison (City) WI (State) 53719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Heather L. Schroeder (608) 274-1820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2 E. Gilman Street (Address) Madison, WI (City) (State) 53703 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Heather L. Schroeder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primary Resources Equities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Heather Schroeder
Signature

Vice President of Compliance
Title

2-25-03
Notary Public my commission expires 7/6/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition and report of independent certified public accountants

Primary Resources Equities Corporation
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

December 31, 2002

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Primary Resources Equities Corporation

We have audited the accompanying statement of financial condition of Primary Resources Equities Corporation (a wholly-owned subsidiary of WHA Financial Solutions, Inc.) as of December 31, 2002 pursuant to rule 17(a)-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Primary Resources Equities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Madison, Wisconsin
January 21, 2003

2 E. Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608.257.6761
F 608.257.6760
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PRIMARY RESOURCES EQUITIES CORPORATION
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	380,704
Commissions receivable		172,026
Accounts receivable - affiliate		100,535
Prepaid expenses and deposits		2,287
	$	655,552

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable - trade	$	1,538
Accounts payable - affiliate		13,129
Income taxes payable		38,000
		52,667
STOCKHOLDER'S EQUITY		602,885
	$	655,552

The accompanying notes are an integral part of this statement.

PRIMARY RESOURCES EQUITIES CORPORATION
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Primary Resources Equities Corporation (the company), a wholly-owned subsidiary of WHA Financial Solutions, Inc., formerly known as Primary Resources, Ltd., (the parent company), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The company's business purpose is to market tax deferred annuities and mutual funds for employer sponsored retirement plans and provide consulting and brokerage services to the health care industry. The company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows.

1. Cash and Cash Equivalents

The company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

2. Commissions Receivable

The company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Revenue Recognition

The company recognizes revenues from commissions on a trade date basis.

4. Income Taxes

The company files a consolidated federal income tax return with its parent company. Federal income taxes are determined based on the separate earnings or loss of the companies.

5. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported

NOTE B - NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. The company has net capital of $480,983, which is $475,983 in excess of its required net capital of $5,000 at December 31, 2002.

NOTE C - RELATED PARTY TRANSACTIONS

The company reimburses the parent company for certain expenses, including a management fee, certain insurance costs, certain administrative expenses and income taxes. The company also reimburses Wisconsin Hospital Association, Inc. (WHA), the parent company of WHA Financial Solutions, Inc., for certain administrative costs. At December 31, 2002, the company has no accounts payable to the parent company. The company has accounts payable of $13,129 to WHA at December 31, 2002 which is reported as accounts payable - affiliate. The company has also paid certain expenses on behalf of the parent company and made advances to the parent company. At December 31, 2002, $100,535 remains outstanding and is reported as accounts receivable - affiliate.

Report of independent certified public accountants on internal accounting control

Primary Resources Equities Corporation
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

December 31, 2002

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Primary Resources Equities Corporation

In planning and performing our audit of the financial statements of Primary Resources Equities Corporation (the company) (a wholly-owned subsidiary of WHA Financial Solutions, Inc.) as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility

2 E. Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608.257.6761
F 608.257.6760
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors and management of Primary Resources Equities Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Madison, Wisconsin
January 21, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

2 East Gilman Street
P. O. Box 8100
Madison, WI 53708-8100
Tel: 608 257-6761
Fax: 608 257-6760